Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Ship It Pro LLC
1521 Estacada Way
Cordova, TN 38018
http://shipitpro.com

Up to $1,234,999.98 in Class C Nonvoting Units at $0.54
Minimum Target Amount: $9,999.91

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Ship It Pro LLC
Address: 1521 Estacada Way, Cordova, TN 38018
State of Incorporation: DE
Date Incorporated: April 22, 2020

Terms:

Equity

Offering Minimum: $9,999.91 | 18,518 shares of Class C Nonvoting Units
Offering Maximum: $1,234,999.98 | 2,287,037 shares of Class C Nonvoting Units
Type of Security Offered: Class C Nonvoting Units
Purchase Price of Security Offered: $0.54
Minimum Investment Amount (per investor): $399.60

**Maximum Number of Units Offered subject to adjustment for bonus units. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus units.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus units.

Early Bird Bonus

Invest within the first three weeks and receive 10% bonus units.

<u>Amount-Based:</u>

$500 + | Tier 1

Receive 2% Bonus units.

$1,000+ | Tier 2

Receive 5% Bonus units

$5,000 + | Tier 3

Receive 10 % Bonus units.

$10,000+ | Tier 4

Receive 15% Bonus units.

$20,000+ | Tier 5

Receive 20% Bonus units + Private zoom call with Chief Executive and/or Chief Operating Officer.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Ship It Pro will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Class C Nonvoting Units at $.54 per unit, you will receive 110 Class C Nonvoting Units, meaning you'll own 110 units for $54. Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Ship It Pro LLC is a Delaware Limited Liability Company, formed on April 20th, 2020.

Ship It Pro's Transportation Damage Management System (TDMS) is the supply chain logistics industry's first end-to-end load securement and damage prevention solution that utilizes data-driven Artificial Intelligence (Al) and Machine Learning (ML) modeling for continuous intelligence, data collection, and bottom-up collaborative communication. This results in the reduction of waste due to cargo damage and freight claims but also decreases the overall financial risk to the industry.

Ship It Pro enables insurers, shippers, carriers, receivers, and packaging engineers to prevent waste from cargo damage and freight claims using our sophisticated Al platform designed to prevent damage from happening in the first place.

Ship It Pro currently has its first patent under review by the USPTO.

Competitors and Industry

Supply Chain congestion is being talked about globally all over the news today. It is affecting every single industry in some form or fashion. We simply can not afford damage to food, pharmaceuticals, clothing, and everyday necessities. This congestion is affecting every manufacturing, processing, food, and retail establishment globally. It does not matter how quickly products arrive if they are damaged at the destination.

Source: https://www.connerindustries.com/whats-the-real-cost-of-in-transit-damage/

Ship It Pro has a phased approach go-to-market strategy to maximize current relationships and provide value to underserved markets which include FreightTech and InsurTech. These two industries have a TAM of ~$200B+. Phase two adds blossoming sectors FinTech, RegTech, and Business Intelligence adding an additional ~$300B TAM for a total TAM total of ~$500B+.

FreightTech: https://medium.com/supply-chains/what-we-can-expect-in-freightech-logisticstech-and-supplychain-tech-for-2022-and-a-few-of-the-e9bd60f9066d

https://innovecs.com/blog/freightech-trends-accelerating-the-transportation-industry/

InsurTech: https://www.globenewswire.com/en/news-release/2022/06/02/2455649/0/en/Insurtech-Market-is-expected-to-reach-a-market-size-of-114-Billion-by-2030-growing-at-a-Staggering-CAGR-of-46-1-Straits-

Research.html#:~:text=The%20global%20Insurtech%20market%20was,to%20be%20dominant%20over%20others

https://www.grandviewresearch.com/industry-analysis/insurtech-market

The current competitive technology landscape provides pieces and parts of Ship It Pro offerings but no one provides the suite of features and functionality built into Ship It Pro's TDMS. Today the software used for load planning and tracking includes 3D CAD software, impact recorders and temperature devices. Data collection continues to provide innovation, but the collection of data is disparate, siloed, dirty, and unusable for large-scale decision-making to reduce cargo damage. These loT data recorders collect data like impact, temperature, location, weather, driving habits, etc.

LOAD PLANNING: Software that allows you to maximize, scale, and balance a load. One user desktop-style program. Does not provide features focused on the proper securement of products.

Load Xpert; Max Load Pro; Easy Cargo; Cargo Wiz

IMPACT RECORDERS: Hardware devices collect single data points during transit.

Spot See; Impact-O-Graph; Monilog; Roambee

PROTECTIVE PACKAGING COMPANIES: Sales force that will offer to do on-site training and use load diagrams as a value add to bring a professional appearance to their visit. Self-serving program warranted by the size of possible dunnage sales to shipper.

Signode; International Dunnage; Cargo-Tuff; Sunrise Manufacturing; Complete

Packaging Systems; American Container; Litco

INSURANCE PRODUCTS: Insurance software using AI per cargo load.

Loadsure file cargo claims; Parsyl hardware sensors; Carrier HQ safety

management; Flexport compliance certification; Paxafe regulatory compliance

Ship It Pro's single pane of glass dashboards provide data driven insights and prescriptive recommendations to reduce cargo damage. Focusing on what, when, why, where and how damage occurred and providing solutions to minimize future risk. Ship It Pro's TDMS system implements standard operating procedures that adhere to rules and regulations for all shipping and receiving docks in order to provide real time feedback, continuous quality control, and ride quality analytics.

Current Stage and Roadmap

Ship It Pro technology is currently pre-revenue and in proof of concept. We recently completed the Business Requirement Document (BRD) for the Minimum Viable Product (MVP). This includes features, functionality, infrastructure, budgets, and timelines for completion.

Ship It Pro is cleaning up and bringing a focus to a very niche area of the Supply Chain that can not afford to be overlooked or seen as a cost of doing business any longer. Our vision is for Ship It Pro to be recognized as the leader and creator of best loading practices across all modes of transportation and all commodities, giving new insights into proper packaging, loading methods, and securement methods.

Our team has more than 150 years of supply chain and logistics experience working at stops that include FedEx, the US Department of Transporation, the US Department of Defense, dunnage manufacturers, and Logistics SaaS development and implementation. Through strong relationships compounded with a growing problem make the industry primed for our solution.

The Team

Managers

Name: Wesley Montague

Wesley Montague's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder / CEO / Manager
  Dates of Service: September, 2019 - Present
  Responsibilities: Recruiter,Cheerleader, Coach, Dealmaker, Student, Firefighter, Strategist, Salesperson, Customer Support Champion, Decider, Builder and Creator of a Product users love. Wesley holds 66% equity in Ship It Pro and is not currently taking a salary.

Name: Dan Barker

Dan Barker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO / Manager
  Dates of Service: April, 2020 - Present
  Responsibilities: Strategic direction and implementation of marketing and sales initiatives. Dan holds 20% equity in Ship It Pro and is not currently taking a salary.

Other business experience in the past three years:

- **Employer:** MEDQOR
  Title: Chief Operating Officer / Chief Revenue Officer
  Dates of Service: April, 2019 - August, 2022
  Responsibilities: Responsible for forecasting, budgeting, and P&L for sales and new product development.

Name: Chris Chiozza

Chris Chiozza's current primary role is with Consultant. Chris Chiozza currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer / Strategic Advisor
  Dates of Service: February, 2022 - Present
  Responsibilities: Chiozza is leading all technology initiatives for Ship It Pro and utilizing his skills of leading teams through complicated builds by maximizing our technology investments while eliminating waste. Chris holds 10% equity in Ship It Pro and is not currently taking a salary.

Other business experience in the past three years:

- **Employer:** Smith & Nephew - Syncera
  Title: Enterprise Architecture Manager
  Dates of Service: December, 2015 - September, 2019
  Responsibilities: Acted as technology liaison to hospital surgery centers, setting communication technology standards, and vendor management.

Other business experience in the past three years:

- **Employer:** Consultant
  Title: Sr. Solutions Architect
  Dates of Service: July, 2019 - Present

Responsibilities: Lead successful partnerships between multiple business and technology teams throughout the formal SDLC. Manage QA process by designing and utilizing test plans, test cases and test scripts.Verifying that technology used today will be adaptable/transferable tomorrow as technology stack changes.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C Nonvoting Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class C Nonvoting Units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the membership interest/equity that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class B Membership Interest Units in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it

may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants of one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational Transportation Damage Management System or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its

members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its members.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Transportation Damage Management System. Delays or cost overruns in the development of our Transportation Damage Management System and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class B Membership Interest Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing

equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Ship It Pro LLC was formed on April 22, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Ship It Pro LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it is because you think that Transportation Damage Management System is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents (US Patent Application Number 62/954,439), trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development,

operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Ship It Pro LLC or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Ship It Pro LLC could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Wesley Montague Ward	4,489,532	Class A Voting Units	68.75%
Stanton Daniel Barker	1,360,468	Class A Voting Units	20.83%
Chris Chiozza	680,234	Class A Voting Units	10.0%

The Company's Securities

The Company has authorized Class A Voting Units, Class B Nonvoting Units, and Class C Nonvoting Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,287,037 of Class C Nonvoting Units.

Class A Voting Units

The amount of security authorized is 6,530,234 with a total of 6,530,234 outstanding.

Voting Rights

1 vote per 1 unit

Material Rights

Transfer Restrictions

Class A Voting Units are subject to certain transfer restrictions. See Exhibit F for additional detail.

Drag Along Rights

Class A Voting Units have certain Drag Along Rights. See Exhibit F for additional detail.

Distributions of available cash and of proceeds in liquidation are made

(i) first, to the Members, pro rata, in proportion to their respective amounts of Unreturned Capital, until the Unreturned Capital of all Members is reduced to zero; and

(ii) thereafter, to the Members in proportion to their Units.

Class B Nonvoting Units

The amount of security authorized is 900,000 with a total of 900,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Nonvoting Units.

Material Rights

The amount outstanding 627,906 shares of Class B Nonvoting units reserved for issuance under the company equity incentive plan.

Transfer Restrictions

Class B Voting Units are subject to certain transfer restrictions. See Exhibit F for additional detail.

Drag Along Rights

Class B Voting Units are subject to certain Drag Along Rights of Class A Voting Units. See Exhibit F for additional detail.

Distributions of available cash and of proceeds in liquidation are made

(i) first, to the Members, pro rata, in proportion to their respective amounts of Unreturned Capital, until the Unreturned Capital of all Members is reduced to zero; and

(ii) thereafter, to the Members in proportion to their Units.

Class C Nonvoting Units

The amount of security authorized is 2,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class C Nonvoting Units.

Material Rights

Transfer Restrictions

Class C Voting Units are subject to certain transfer restrictions. See Exhibit F for additional detail.

Drag Along Rights

Class C Voting Units are subject to certain Drag Along Rights of Class A Voting Units. See Exhibit F for additional detail.

Distributions of available cash and of proceeds in liquidation are made

(i) first, to the Members, pro rata, in proportion to their respective amounts of Unreturned Capital, until the Unreturned Capital of all Members is reduced to zero; and

(ii) thereafter, to the Members in proportion to their Units.

What it means to be a minority holder

As a minority holder of Class B Membership Interest Units of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the Company issues more shares, the percentage of the company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a equity/securities offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising equity options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into equity.

If the Company decides to issue more equity, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Membership Units Founders
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,850,000
  Use of proceeds: sweat equity
  Date: April 20, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Membership Units Founder
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 680,200
  Use of proceeds: sweat equity
  Date: November 16, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Non Voting Units
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 204,069
  Use of proceeds: sweat equity
  Date: April 20, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Non Voting Units
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 68,023
  Use of proceeds: sweat equity
  Date: November 16, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from

those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company is currently pre-revenue. The Founders have bootstrapped the organization to date and continue to do so until capital is secured. We believe this capital injection will allow the Company to complete the product faster and scale operations accordingly.

Foreseeable major expenses based on projections:

Major expense in the short term is for the development of the product and onboarding our first 3 clients who have already been identified.

Future operational challenges:

The development for the software and clearly defined vision of features and functionality. Our development partner is amazing and we have finalized the Business Requirement Document. We want to avoid scope creep and technical debt. Second, scaling and hiring of good people at the right time is a key challenge ahead of us.

Future challenges related to capital resources:

The financial runway is the lifeblood of any tech startup. We have a clear path to revenue and need tunnel vision to get there as quickly as possible.

We are stacking the deck for an unfair advantage in sales, marketing, and customer success by implementing a Go-to-Market platform that uses AI for immediate prospect reach out to start conversations. This will save time, money, and allow our team to focus on deals that show promise to close vs chasing unqualified leads.

We are in conversations with three organizations about Ship It Pro technology. Due to NDA we cannot share names but two are major manufacturers and the last is one the major railroads.

Future milestones and events:

We have our first non-provisional patent under review by the USPTO. We will continue to add to our patent portfolio. We are actively working on agreements with beta customers. Completion of our first minimum viable product (MVP).

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Current cash on hand as of October 1 is $1,000. No current lines of credit though that may change.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds obtained from this raise are critical to our operations. We currently do not have other funds or capital resources.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to the viability of the company. All funds raised from this crowdfunding campaign will make up our total funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company is currently pre-revenue. Our monthly burn rate is about $2000. The Founders have bootstrapped the organization to date and continue to do so until capital is secured, but need additional funding in order to scale sufficiently. The injection of capital allows the Company to complete the product faster and scale operations accordingly.

How long will you be able to operate the company if you raise your maximum funding goal?

We can continue to run the company for 2 years. This is based on an anticipated increase in our current montly burn rate if we secure adequate funding.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Anticipated sources of future funding we are considering include:

Small Business Innovation Research (SBIR) Programs

Department of Defense contracts

Future Capital Raise

Indebtedness

- **Creditor:** Dan Barker
  Amount Owed: $7,800.00
  Interest Rate: 0.0%
  This amount owed is due on demand.

- **Creditor:** Wes Montague
  Amount Owed: $21,000.00
  Interest Rate: 0.0%
  This amount owed is due on demand.

Related Party Transactions

- **Name of Entity:** Dan Barker
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Founder's Loan, $7,800
  Material Terms: No maturity date, no interest rate. Amount: $7,800

- **Name of Entity:** Wes Montague
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Founder's loan, $21,000
  Material Terms: No maturity date, no interest rate, Amount: $21,000.

Valuation

Pre-Money Valuation: $4,012,326.36

Valuation Details:

Ship It Pro has over 160 years of combined experience in our niche fields. We have backgrounds with leadership roles in regulatory policy, major investigations, artificial intelligence, SaaS operations, transportation within the Supply Chain, and C-Level operations. We have a total approachable market of over $200 Billion.

https://medium.com/supply-chains/what-we-can-expect-in-freightech-logisticstech-and-supplychain-tech-for-2022-and-a-few-of-the-e9bd60f9066d. https://innovecs.com/blog/freightech-trends-accelerating-the-transportation-industry/

We currently have our nonprovisional patent under review with the United States Patent and Trademark Office. We have fantastic market traction in the fields of insurance, class 1 railroads, and intermodal providers along with major shippers, carriers, and receivers.

Ship It Pro's valuation is conservative $4m. This number was derived using the following factors.

The expertise of Team: Our team is made up of industry experts from the Department of Transportation, the Department of Defense, Physics Quant, SaaS Development, former teach leadership of FedEx, a former executive of FedEx, and blocking and breaking dunnage expert. Combined this impressive team has more than160 years of experience that will allow us to grab traction quickly and onboard clients to the platform. Our team adds $1M to $2M in valuation.

Total Addressable Market: The total addressable market for Ship It Pro is a staggering $200B in phase one & $500B in phase two. Brands have shown great interest in Ship It Pro technology solving their cargo damage and reducing freight claims. Similar SaaS companies within the space add $2M+ to the valuation of their companies.

Intellectual Property: Ship It Pro technology is currently under patent review with the USPTO. Similar IP protection is worth between $1M and $2.5M (or more) to the valuation.

This pre-money valuation has been calculated on a fully diluted basis. The Company set its valuation internally, without a formal third-party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.91 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,999.98, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  7.0%
  SIP will use digital marketing channels, trade shows, social media, and our current networks for phase one of the go-to-market strategy. We are currently in discussions with Conversica to automate and scale outreach using sophisticated AI sales assistants. Conversica is the leading AI business development tool on the market. SIP COO, Dan Barker, has had great success using Converica to gauge interest and prioritize sales opportunities. Prospecting will be a combination of LinkedIn, Seamless.AI, and SpeakPhish.io. SIP's buyers will be made up of COO's, CFO's,

Controllers, Chief Risk Officers, Environmental Health and Safety Executives, Chief Compliance Officers and Executive Underwriters. SIP marketing will consist of account-based marketing tactics grounded in content to identify MQLs and further qualify those leads and convert to Sales Qualified Leads (SQLs). We allow SpearPhish.IO to validate and enrich our contacts to assure accurate data. Using automated tools like those described allows SIP to scale our outreach to get maximum target market coverage and allow streamline conversations with only those that show buying intent behavior.

- *Company Employment*
  60.0%
  Salaries for CTO and CEO.

- *Research & Development*
  15.0%
  Currently in development, SIP TDMS is cloud-based and device agnostic (desktop, tablet, mobile). The technology uses proprietary and open API endpoints to connect disparate and siloed systems already implemented within our prospects and clients. Our platform integrates with systems and sends enriched data in file formats readable by existing enterprise technologies. This makes current systems compatible with SIP TDMS and provides clients no technical debt to implement

- *Operations*
  6.0%
  Legal fees for USPTO filings.

- *Working Capital*
  5.5%
  Website fees, outsource CAD designer.

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://shipitpro.com (Home Page).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/shipitpro

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Ship It Pro LLC

[See attached]

Ship It Pro, LLC. (the "Company") a Delaware LLC

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Ship It Pro, LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 30, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	20	100
Total Current Assets	20	100
TOTAL ASSETS	20	100
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Startup Costs Due to Founders	28,790	16,178
Total Current Liabilities	28,790	16,178
TOTAL LIABILITIES	28,790	16,178
EQUITY		
Additional Paid in Capital	20	100
Accumulated Deficit	(28,790)	(16,178)
Total Equity	(28,770)	(16,078)
TOTAL LIABILITIES AND EQUITY	20	100

Statement of Operations

	Year Ended December 31, 2021	2020
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Research and Development	6,875	2,916
Start-Up and Organizational Costs	5,737	1,011
Total Operating Expenses	12,612	3,927
Operating Income (loss)	(12,612)	(3,927)
Provision for Income Tax	-	-
Net Income (loss)	(12,612)	(3,927)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(12,612)	(3,927)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	(12,612)	(3,927)
INVESTING ACTIVITIES		
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Debt Issuances	12,612	3,927
Payments on Debt	(80)	-
Net Cash provided by (used in) Financing Activities	12,532	3,927
Cash at the beginning of period	100	100
Net Cash increase (decrease) for period	(80)	-
Cash at end of period	20	100

Statement of Changes in Member Equity

	Member Capital					
	Class A Membership Interest Units	Class B Membership Interest Units	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance as of Inception 4/20/20	5,850,000	-	-	-	(12,251)	(12,251)
Capital Contributions	-	-	-	100	-	100
Capital Distributions	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(3,927)	(3,927)
Ending Balance 12/31/2020	5,850,000	-	-	100	(16,178)	(16,078)
Members Interest Units Issued	-	150,000	-	-	-	-
Capital Contributions	-	-	-	-	-	-
Capital Distributions	-	-	-	(80)	-	(80)
Net Income (Loss)	-	-	-	-	(12,612)	(12,612)
Ending Balance 12/31/2021	5,850,000	150,000	-	20	(28,790)	(28,770)

Ship It Pro, LLC.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Ship It Pro, LLC ("the Company") was formed in Delaware on April 20th, 2020. The Company is formed for the purpose of engaging in the business of technology, data analytics, transportation, damage prevention and freight claims. The Company has the power to do all things necessary, incident, or in furtherance of that business.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Research and Development Costs

Research and Development Costs include various proof of concept and legal fees.

Start-Up and Organizational Costs

Start-Up and Organization Costs include legal costs, website creation, corporate registration fees, and other miscellaneous fees related to the start-up and organization costs of the Company.

Equity based compensation

The Company does not currently have an equity-based compensation plan.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The Company was advanced $28.8k from founders for out-of-pocket startup costs incurred. The amounts do not accrue interest and are due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

See Note 3.

NOTE 6 – EQUITY

The Company has authorized 5,850,000 Class A Membership Interest Units and 150,000 Class B Membership Interest Units. The Company has 4,000,000 units reserved for future issuance to new members and existing members of the Company. Capital Contribution from Member's are non-cash and relate to services, intellectual property, and assets.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 30, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Ship It Pro is not live or open to the public at this moment.

AI-Powered Shipment Damage Prevention

INVEST IN SHIP IT PRO TODAY!

Ship It Pro is developing technology that uses AI and data analysis to reduce the risk of cargo damage before it happens. We are revolutionizing the FreightTech and InsurTech spaces, which amounts to a $240 billion market. With our team's experience and connec... Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SHIPITPRO
Filling the "void" in the supply chain

REASONS TO INVEST

- Unlike other companies simply selling more dunnage (blocking and bracing products – also known within the industry as dunnage), our AI and data-driven technology identifies the core causes of damage and helps implement solutions.
- Ship It Pro analysts estimate freight claims and cargo damage is a $240 billion problem globally.*
- Our team's connections to the logistics space have already resulted in interest from multiple major shipping-reliant companies.

*Information from Conner Industries (Source)

OVERVIEW

Innovating Transportation Damage Management


CONTINUOUS INTELLIGENCE FLY WHEEL
5 Learn
1 Data Integrity
4 Visualize
2 Enrich
3 Simulate & Analyze

At Ship It Pro, we aim to help shippers, receivers, carriers, insurers, industry associations, packaging engineers, and government agencies protect their shipments from damage. Our AI-powered technology helps customers make data-based decisions using a single API and responsive dashboard to reduce freight claims by preventing shipment damage before it occurs. With our innovative technology and experienced team, we believe we are well prepared to provide real solutions to the logistics space.

THE PROBLEM & OUR SOLUTION

Using Smart Technology to Protect Shipments


Expertise
to Ensure
Success

Shipping-related damages cost companies approximately $240 billion each year (Source | Source | Source). Many of the current market solutions focus on selling customers large amounts of dunnage (blocking and bracing products). Rather than solving the root of the problem, the damage done to cargo during transit, these companies simply sell more dunnage.


LESS OF THIS

*Images are computer-generated demo versions. Product is still currently under development.

Our dashboards are designed as a single pane of glass and provide data-driven insights and prescriptive recommendations to reduce cargo damage. Our Transportation Damage Management System (TDMS) will implement standard operating procedures that adhere to rules and regulations for all shipping and receiving docks, providing companies with real time feedback, continuous quality control, and ride quality analytics.

THE MARKET & OUR TRACTION

A Massive Market and Industry Enthusiasm for Our Product


SHIPITPRO
We're focused on correcting disruptions
with shippers from the get-go.

Supply chain issues are a leading concern in the news today. We see our total attainable market as approximately $200 billion, encompassing the Insurtech and FreightTech segments (Source, Source). In phase two, we plan to expand into FinTech, RegTech, and Business Intelligence for an additional TAM of $300 billion (Source | Source).


FILLING THE "VOID" IN THE SUPPLY CHAIN
MISSING DATA FIELDS
There are data fields that are not currently captured during the manual process of loading & securing freight.
OUR SUPERIOR SYSTEM
Our cloud based system is device agnostic & collects additional data points to ensure our models are accurate & field friendly.
Tell us about mode of transport
What is your transportation mode?
SHIPITPRO

App is currently in development and not available on the market.

We have run a successful proof of concept trial, and we have filed a patent for our technology. Our newest leadership team members, CTO Chris Chiozza and Advisor Ken May, bring decades of experience and deep connections in the logistics space. We have received enthusiastic responses from multiple major companies, including Milwaukee, Singer, Norfolk Southern, Favley Marine Insurance, Kellogg, J.B. Hunt, and more.

why invest

Changing the Way We Protect Shipments


SHIPPERS
CARRIERS
RECEIVERS
Unit details
Visualization of Loaded Truck
FINALIZE SHIPMENT
Destination Reports

App is currently in development and not available on the market.

We plan to initially market to cargo insurance companies to set a new standard for shipment safety for the many companies who will benefit from our product. With our patented technology, enthusiastic partnerships, and experienced leadership, we are perfectly positioned to deliver a niche, essential impact on the supply chain. Join us as we secure shipment safety in the massive multi-billion dollar FreightTech and InsurTech markets.

ABOUT

HEADQUARTERS
1521 Estacada Way
Cordova, TN 38018

VALUATION
$4.01M

Ship It Pro is developing technology that uses AI and data analysis to reduce the risk of cargo damage before it happens. We are revolutionizing the FreightTech and InsurTech spaces, which amounts to a $240 billion market. With our team's experience and connections in the logistics space, our patent-pending technology, and interest from major companies, we are ready to move towards beta testing and launching our product to market.

TEAM



Wesley Montague
Founder/ Chief Executive Officer / Manager

Wesley Montague has spent the last 15 years consulting between shippers, carriers and receivers providing cargo securement systems and solutions over multiple industries and modes of transportation to reduce cargo damage, increase safety and implement best practices. His leadership roles on cargo securement projects in industries such as Pulp and Paper, Building Materials, Food and Beverage and Chemicals has led to industry wide use of best practices, securement products and systems and loading methods recognized by the Association of American Railroads, Federal Motor Carrier Safety Administration and the International Maritime Organization.



Dan Barker
COO / Manager

Dan is a proven executive with Saas sales, marketing, leadership and operational experience. He has been an integral part of two successful VC exits. His expertise in sales, technology, and marketing has led to extreme growth at previous career stops. Barker's innate ability to motivate team strengths and minimize risk is an immense asset. Barker has a passion for using technology to solve complex challenges and developing talented teams to realize maximum potential. 20+ years in sales, marketing, Saas, AI and operations. 2 successful Exits: Fishbowl and Hint



Chris Chiozza
Chief Technology Officer / Strategic Advisor

Chris is an accomplished and well-versed IT Professional possessing 30+ years of extensive experience as a senior technology leader managing enterprise level projects and systems integration. He specializes in delivering architectural guidance, and technological solutions that support business objectives including mergers and acquisition activity, delivery of startup systems, and legacy system migration. He spent 15 years at FedEx in various Sr. Technology Advisor positions, 10 years at ACH Food Companies Inc., where he was eCommerce Manager and PMO Director; 4 years at Storage USA where he was Director of Software Services; 5 years as Manager of Enterprise Architecture at Smith & Nephew; and Director of Information Systems at Monogram Foods Inc.



Cas Milner
Strategic Advisor

Innovation strategist, consultant, advisor, executive, and project leader. Data analytics project leader: AI, machine learning, NLP. Subject matter expert: advanced analytics, risk management, investment due diligence, physics, electronics, data acquisition. Mentors and advises startups focusing on AI. Proven quant who launched two successful hedge funds.



Ken May
Strategic Advisor

Kenneth A. May is a 25-year logistics industry veteran. He has served as CEO of FedEx Global Operations Control Centers as well as FedEx US operations leading over 60,000 employees and generating over $2 Billion in revenues annually. May also served as former Chairman of the March of Dimes' board of trustees. In November 2011, he was appointed President of Krispy Kreme. In July 2014, May became President and CEO of Topgolf International, Inc. leading the explosive growth from $70M to $700M in revenue. In November 2018, May joined golf entertainment company, Drive Shack Inc. as CEO, which is now listed on the New York Stock Exchange.



Christopher Bonanti
Strategic Advisor

Mr. Christopher J. Bonanti is Chief Executive Officer and Principal for The Baluster Group. He has more than 25 years of experience leading and managing regulatory, legislative, and infrastructure projects for all modes of transportation, including rail, motor vehicle, and aviation. As a former member of the U.S. Senior Executive Service, he served as the Associate Administrator for Rulemaking at the National Highway Traffic Safety Administration (NHTSA).



David Beck
Strategic Advisor

Results-driven strategic Technical Start-up founder with 20+ years of transportation lead technical experience as well as marketing, program management, machine learning /AI, regulatory and engineering initiatives with projects in the consumer technical markets, assembly, aerospace, automotive, rail, maritime and product regulatory environments. Established record of success in streamlining business practices to ensure safety compliance with regulations and increasing profits for clients.

TERMS

Ship It Pro

Overview

PRICE PER SHARE	VALUATION
$0.54	$4.01M

DEADLINE	AMOUNT RAISED
Feb 28, 2023	$0.00

Breakdown

MIN INVESTMENT
$399.60

MAX INVESTMENT
$1,234,999.98

MIN NUMBER OF SHARES OFFERED
18,518

OFFERING TYPE
Equity

ASSET TYPE

SHARES OFFERED
Class C Nonvoting Units

MAX NUMBER OF SHARES OFFERED
2,287,037

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	**Ship It Pro LLC**
Corporate Address	**1521 Estacada Way, Cordova, TN 38018**
Offering Minimum	**$9,999.91**
Offering Maximum	**$1,234,999.98**
Minimum Investment Amount (per investor)	**$399.60**

Terms

Offering Type	**Equity**
Security Name	**Class C Nonvoting Units**
Minimum Number of Shares Offered	**18,518**
Maximum Number of Shares Offered	**2,287,037**
Price per Share	**$0.54**

Pre-Money Valuation : $4,012,326.36

**Maximum Number of Units Offered subject to adjustment for bonus units. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus units.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus units.

Early Bird Bonus

Invest within the first three weeks and receive 10% bonus units.

Amount-Based:

$500 + | Tier 1

Receive 2% Bonus units.

$1,000+ | Tier 2

Receive 5% Bonus units

$5,000 + | Tier 3

Receive 10 % Bonus units.

$10,000+ | Tier 4

Receive 15% Bonus units.

$20,000+ | Tier 5

Receive 20% Bonus units + Private zoom call with Chief Executive and/or Chief Operating Officer.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Ship It Pro will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Class C Nonvoting Units at $.54 per unit, you will receive 110 Class C Nonvoting Units, meaning you'll own 110 units for $54. Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Vendor payments.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

My name is Wes Montague, founder and CEO of Ship It Pro. Ship It Pro is building the next evolution in FreightTech and InsureTech using artificial intelligence to reduce cargo damage and freight claims, all while bettering the planet. Approximately 4.2% of all shipments report some kind of damage. Shipments of products by road rail, sea and air. That percentage might seem small, but we are talking over $200 billion in cargo damage globally. For example, 14% of the world's food is lost between harvest and retail. This equates to at least $400 billion in losses. Today, transportation damage is looked at as a cost of doing business. Imagine if cargo made it to its final destination the way it was intended to be presented. Every time. Our patent pending transportation damage management system is logistics first end to end load securement and damage prevention solution that utilizes artificial intelligence and machine learning for continuous intelligence, data collection and bottom-up collaborative communication. This results in the reduction of waste due to cargo damage, freight claims and financial risk. The data points collected at the origin of shipment, the destination of a shipment and everything in between provides new insights that we present in the form of interactive load diagrams into the hands of the shipping department to the receiving departments and to the insurance groups in real time because it is a lot easier to put a puzzle together when they have the picture on the box. Using AI we are able to provide the best loading practices across all shipping docks and by all modes of transportation globally. Our TDMS increases transportation safety by creating a safe loading program.

I am Wes Montague. Join us in reducing cargo damage and freight claims and financial risks. Feel free to reach out to us through our campaign page at Startengine.com/shipitpro

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

THIRD AMENDED AND RESTATED

LIMITED LIABILITY COMPANY

OPERATING AGREEMENT

of

SHIP IT PRO LLC

dated

November 16, 2022

THE MEMBERSHIP INTERESTS THAT ARE THE SUBJECT OF THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THE INTERESTS MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, TRANSFERRED, OR OTHERWISE DISPOSED OF UNTIL THE HOLDER THEREOF PROVIDES EVIDENCE SATISFACTORY TO THE BOARD (WHICH, IN THE DISCRETION OF THE BOARD, MAY INCLUDE AN OPINION OF COUNSEL) THAT SUCH OFFER, SALE, PLEDGE, TRANSFER, OR OTHER DISPOSITION WILL NOT VIOLATE APPLICABLE FEDERAL OR STATE SECURITIES LAWS. THE MEMBERSHIP INTERESTS THAT ARE THE SUBJECT OF THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT ARE SUBJECT TO RESTRICTIONS ON THE SALE, PLEDGE, TRANSFER, OR OTHER DISPOSITION AS SET FORTH IN THIS COMPANY AGREEMENT.

TABLE OF CONTENTS

[*End of Table of Contents*. *Please proceed to the next page*.]

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT

This Third Amended and Restated Limited Liability Company Operating Agreement of Ship It Pro LLC, a Delaware limited liability company (the "**Company**"), is entered into as of November 21, 2022 (the "**Effective Time**"), by and among the Company, the Initial Members executing this Agreement as of the date hereof and each other Person who after the date hereof becomes a Member of the Company and becomes a party to this Agreement by executing an amended and restated version of this Agreement.

RECITALS

WHEREAS, the Company was formed under the laws of the State of Delaware by the filing of a Certificate of Formation with the Secretary of State of Delaware (the "**Secretary of State**") on April 20, 2020 (the "**Certificate of Formation**"); and

WHEREAS, the Members wish to enter into this Agreement setting forth the terms and conditions governing the operation and management of the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01 **Definitions.** Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 1.01:

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) crediting to such Capital Account any amount that such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1), and 1.704-2(i); and

(b) debiting to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6).

"**Adjusted Taxable Income**" of a Member for a Fiscal Year (or portion thereof) with respect to the Unit held by such Member means the federal taxable income allocated by the Company to the Member with respect to its Unit (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Fiscal Year (or portion thereof); *provided*, that such taxable income shall be computed (i) minus any excess taxable loss or excess taxable credits of the Company for any prior period allocable to such Member with respect to its Unit that were not previously taken into account for purposes of determining such Member's Adjusted Taxable Income in a prior Fiscal Year to the extent such loss or credit would be available under the Code to offset income of the Member (or, as appropriate, the direct or indirect owners of the Member) determined as if the income, loss, and credits from the Company were the only income, loss, and credits of the Member (or, as appropriate, the direct or indirect members of the Member) in such Fiscal Year and all prior Fiscal Years, and (ii) taking into account any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754.

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" means this Limited Liability Company Operating Agreement, as executed and as it may be amended, modified, supplemented, or restated from time to time, as provided herein.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**BBA**" means the Bipartisan Budget Act of 2015.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Managers in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3).

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a) the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b) immediately prior to the distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such distribution;

(c) the Book Value of all Company assets may, in the sole discretion of the Managers, be adjusted to equal their respective gross Fair Market Values, as determined by the Managers, as of the following times:

(i) the acquisition of an additional Unit in the Company by a new or existing Member in consideration for more than a *de minimis* Capital Contribution;

(ii) the distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Unit; and

(iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

(d) the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); *provided*, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e) if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Business Day**" means a day other than a Saturday, Sunday, or other day on which commercial banks in the City of New York are authorized or required to close.

"**Capital Account**" has the meaning set forth in Section 3.02.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Certificate of Formation**" has the meaning set forth in the Recitals.

"**Class A Voting Unit**" means a Unit designated on the date of issuance as a Class A Voting Unit.

"**Class B Nonvoting Unit**" means a Unit designated on the date of issuance as a Class B Nonvoting Unit.

"**Class C Nonvoting Unit**" means a Unit designated on the date of issuance as a Class C Nonvoting Unit.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Company**" has the meaning set forth in the Preamble.

"**Company Interest Rate**" has the meaning set forth in Section 6.03(b).

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Treasury Regulations Section 1.704-2(b)(2), substituting the term "Company" for the term "partnership" as the context requires.

"**Confidential Information**" has the meaning set forth in Section 13.03(a).

"**Covered Person**" has the meaning set forth in Section 10.01(a).

"**Delaware Act**" means the Delaware Limited Liability Company Act, Title 6, Chapter 18, §§ 18-101, *et seq*.

"**Drag-along Member**" has the meaning set forth in Section 9.04(a).

“**Drag-along Notice**” has the meaning set forth in Section 9.04(c).

“**Drag-along Sale**” has the meaning set forth in Section 9.04(a).

“**Dragging Member**” has the meaning set forth in Section 9.04(a).

“**Electronic Transmission**” means any form of communication not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

“**Equity Incentive Unit**” any Class B Nonvoting Unit originally issued to any of the managers, officers, employees, consultants, advisors or other persons performing services for the Company or any subsidiary pursuant to agreements under which the Company has the option to repurchase such shares at cost or fair market value upon the occurrence of certain events, such as the termination of employment or services, and such right of repurchase lapses (in whole or in part) on a monthly, quarterly, or yearly schedule conditioned upon such person or entity continuing to provide services to the Company or any subsidiary.

“**Estimated Tax Amount**” of a Member for a Fiscal Year means the Member's Tax Amount for such Fiscal Year as estimated in good faith from time to time by the Managers. In making such estimate, the Managers shall take into account amounts shown on Internal Revenue Service Form 1065 filed by the Company and similar state or local forms filed by the Company for the preceding taxable year and such other adjustments as the Managers reasonably determine are necessary or appropriate to reflect the estimated operations of the Company for the Fiscal Year.

“**Excess Amount**” has the meaning set forth in Section 6.02(c).

“**Fair Market Value**” of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Managers based on such factors as the Managers, in the exercise of their reasonable business judgment, consider relevant.

“**Family Member**” has the meaning set forth in Section 9.02(b).

“**Fiscal Year**” means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

“**Fully Participating Tag-along Member**” has the meaning set forth in Section 9.05(e).

“**GAAP**” means United States generally accepted accounting principles in effect from time to time.

“**Governmental Authority**” means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

“**Independent Third Party**” means, with respect to any Member, any Person who is not an Affiliate of such Member.

"**Initial Member**" has the meaning set forth in the term Member.

"**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

"**Liquidator**" has the meaning set forth in Section 12.03(a).

"**Losses**" has the meaning set forth in Section 10.03(a).

"**Managers**" means (a) each Person identified as of the date hereof as a Manager in Section 7.02 and (b) each Person who is hereafter elected as a Manager in accordance with Section 7.02. Managers need not be Members of the Company or residents of the State of Delaware but must be natural individuals.

"**Managers Schedule**" has the meaning set forth in Section 7.02(c).

"**Marital Relationship**" means a civil union, domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

"**Member**" means (a) each Person identified on Schedule A as of the date hereof as a Member who has executed this Agreement or a counterpart thereof (each, an "**Initial Member**"); and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Delaware Act, in each case so long as such Person is shown on the Company's books and records as the owner of Units. The Members shall constitute "members" (as that term is defined in the Delaware Act) of the Company.

"**Member Nonrecourse Debt**" means "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"**Member Nonrecourse Deduction**" means "partner nonrecourse deduction" as defined in Treasury Regulations Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(f) any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(g) any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(I) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(h) any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(i) any items of depreciation, amortization, and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g);

(j) if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(k) to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b), or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**Nonrecourse Deductions**" has the meaning set forth in Treasury Regulations Section 1.704-2(b).

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Offered Interests**" has the meaning set forth in Section 9.03(a).

"**Offering Member**" has the meaning set forth in Section 9.03(a).

"**Offering Member Notice**" has the meaning set forth in Section 9.03(b).

"**Officers**" has the meaning set forth in Section 7.06.

"**Permitted Transfer**" means a Transfer of Units carried out pursuant to Section 9.02. "**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"**Profits Interest**" means a Class B Nonvoting Unit that is issued with a Profits Interest Threshold Amount (which may be zero) fixed on the date of issuance and is designated as a Profits Interest by the Managers. A Class B Nonvoting Unit with a Profits Interest Threshold Amount that is designated as a "Profits Interest" is intended to meet the definition of a "profits interest" in Internal Revenue Service Revenue Procedures 93-27 and 2001-43. A Profits Interest shall be treated as a Common Unit for all purposes of this Agreement except for adjustments of amounts distributable with respect to such Profits Interest as provided in Section 5(b)(iii).

"**Profits Interest Threshold Amount**" for a Class B Nonvoting Unit issued as a Profits Interest means an amount equal to the amount that would be distributed in respect of a Class B Nonvoting Unit that has no Profits Interest Threshold Amount, if, immediately after the Profits Interest is issued, the Company were to liquidate completely and in connection with such liquidation (i) sell all of its assets at their fair market values as determined by the Managers, (ii) settle all of its liabilities to the extent of the available assets of the Company (but limited, in the case of nonrecourse liabilities, to the value of the property securing such liability), and (iii) each Member were to pay to the Company at that time the amount of any obligation then unconditionally due to the Company, and then the Company were to distribute any remaining cash and other proceeds to the holders of Units in accordance with the distribution provisions of Section 12.03(c); provided, however, the Profits Interest Threshold Amount shall not be less than zero dollars ($0). The Managers shall have the discretion to set any Class B Nonvoting Unit's Profits Interest Threshold Amount to equal an amount that is greater than the amount determined in the prior sentence. The Profits Interest Threshold Amount of a Class B Nonvoting Unit issued as a Profits Interest shall be reduced (but not below zero dollars ($0)) dollar-for-dollar by the amount by which distributions with respect to such Class B Nonvoting Unit were previously reduced by reason of the existence of the Profits Interest Threshold Amount.

"**Proposed Transferee**" has the meaning set forth in Section 9.05(a).

"**Purchasing Member**" has the meaning set forth in Section 9.03(c).

"**Quarterly Estimated Tax Amount**" of a Member for any calendar quarter of a Fiscal Year means the excess, if any of (a) the product of (a) a quarter (1/4) in the case of the first calendar quarter of the Fiscal Year, half (1/2) in the case of the second calendar quarter of the Fiscal Year, three-quarters (3/4) in the case of the third calendar quarter of the Fiscal Year, and one (1) in the case of the fourth calendar quarter of the Fiscal Year and (ii) the Member's Estimated Tax Amount for such Fiscal Year over (b) all distributions previously made during such Fiscal Year to such Member.

"**Regulatory Allocations**" has the meaning set forth in Section 5.02(e).

"**Related Party Agreement**" means any agreement, arrangement or understanding between the Company and any Member or any Affiliate of a Member or any Officer or employee of the Company, as such agreement may be amended, modified, supplemented, or restated in accordance with the terms of this Agreement.

"**Remaining Portion**" has the meaning set forth in Section 9.05(e).

"**Remaining Portion Notice**" has the meaning set forth in Section 9.05(e).

"**Remaining Tag-along Notice**" has the meaning set forth in Section 9.05(e)(ii).

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person.

"**Revised Partnership Audit Rules**" has the meaning set forth in Section 11.04(c).

"**ROFR Notice Period**" has the meaning set forth in Section 9.03(c).

"**ROFR Offer Notice**" has the meaning set forth in Section 9.03(c).

"**ROFR Rightholder**" has the meaning set forth in Section 9.03(a).

"**Sale Notice**" has the meaning set forth in Section 9.05(c).

"**Secretary of State**" has the meaning set forth in the Recitals.

"**Securities Act**" means the Securities Act of 1933.

"**Selling Member**" has the meaning set forth in Section 9.05(a).

"**Shortfall Amount**" has the meaning set forth in Section 6.02(c).

"**Spousal Consent**" has the meaning set forth in Section 13.19.

"**Spouse**" means a spouse, a party to a civil union, a domestic partner, a same-sex spouse or partner, or any individual in a Marital Relationship with a Member.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Tag-along Member**" has the meaning set forth in Section 9.05(a).

"**Tag-along Portion**" has the meaning set forth in Section 9.05(d).

"**Tag-along Sale**" has the meaning set forth in Section 9.05(a).

"**Tax Advance**" has the meaning set forth in Section 6.02(a).

"**Tax Amount**" of a Member for a Fiscal Year means the product of (a) the Tax Rate for such Fiscal Year and (b) the Adjusted Taxable Income of the Member for such Fiscal Year with respect to its Unit.

"**Tax Matters Representative**" has the meaning set forth in Section 11.04(a).

"**Tax Rate**" of a Member, for any period, means the highest marginal combined federal, state, and local tax rate applicable to an individual residing in Memphis, Tennessee, taking into account (a) the character (for example, long-term or short-term capital gain, ordinary or exempt) of the applicable income and (b) if applicable, the deduction under IRC Section 199A.

"**Taxing Authority**" has the meaning set forth in Section 6.03(b).

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation, or similar disposition of, any Units owned by a Person or any interest (including a beneficial interest) in any Units owned by a Person. "**Transfer**" when used as a noun shall have a correlative meaning. "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Unit**" means a unit representing a fractional part of the membership interests of the Members and shall include all types and classes of Units; *provided*, that any type or class of Unit shall have the privileges, preference, duties, liabilities, obligations, and rights set forth in this Agreement and the Units represented by such type or class or series of Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations, and rights.

"**Unreturned Capital**" means, for any Member at any time, an amount equal to the aggregate Capital Contributions made by such Member, less any amounts received by such Member as a Distribution pursuant to Section 6.01(a), as set forth on Schedule A attached hereto (as such schedule may be amended from time to time by the Managers).

"**Withholding Advances**" has the meaning set forth in Section 6.03(b).

Section 1.02 **Interpretation.** For purposes of this Agreement: (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto," and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, or modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE II
ORGANIZATION

Section 2.01 **Formation.**

(a) The Company was formed on April 20, 2020, pursuant to the provisions of the Delaware Act, upon the filing of the Certificate of Formation with the Secretary of State.

(b) This Agreement shall constitute the "limited liability company agreement" (as that term is used in the Delaware Act) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the Delaware Act and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Delaware Act in the absence of such provision, this Agreement shall, to the extent permitted by the Delaware Act, control.

Section 2.02 **Name.** The name of the Company is "Ship It Pro LLC" or such other name or names as may be designated by the Managers; *provided*, that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC." The Managers shall give prompt notice to each of the Members of any change to the name of the Company.

Section 2.03 **Principal Office.** The principal office of the Company is located at 1521 Estacada Way, Cordova, TN 38018, or such other place as may from time to time be determined by the Managers. The Managers shall give prompt notice of any such change to each of the Members.

Section 2.04 **Registered Office; Registered Agent.**

(a) The registered office of the Company shall be the office of the initial registered agent named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Managers may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

(b) The registered agent for service of process on the Company in the State of Delaware shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Managers may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 2.05 **Purpose; Powers.**

(a) The purposes of the Company are to engage in any lawful act or activity for which limited liability companies may be formed under the Delaware Act and to engage in any and all activities necessary or incidental thereto.

(b) The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Delaware Act.

Section 2.06 **Term.** The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

ARTICLE III
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

Section 3.01 **Authorization and Issuance of Units.**

(a) As of the Effective Time, the Company hereby reclassifies all Class A Membership Interest Units and Class B Membership Interest Units outstanding as of immediately prior to the Effective Time, into that number set forth opposite the name of the applicable Member on Schedule A of, respectively, Class A Voting Units and Class B Nonvoting Units.

(b) Subject to Section 7.05(b), the Managers shall be authorized to issue the following classes of Units up to the number of Units authorized per class set forth below:

Class of Units	Number of Units Authorized
Class A Voting Units (Founders)	6,530,234
Class B Nonvoting Units (Incentive Units)	272,080
Class C Nonvoting Units (Investors)	2,500,000

Without limiting the generality of the foregoing, as of the date of this Agreement, the Managers are authorized to issue all of the Class B Nonvoting Units as Profits Interests pursuant to the Company's equity incentive plan.

(c) The holders of each class of Units shall be entitled to the rights, subject to the obligations set forth herein, ascribed to such class. Any holder of more than one class of Units shall have separate rights under this Agreement with respect to each class of Unit held by such Member.

(d) The Members holding Class B Nonvoting Units may be subject to repurchase by the Company on terms set forth in a separate membership unit restriction agreement, restricted unit purchase agreement or other agreement (such agreements sometimes referred to herein as a "Profits Unit Agreement"). Each Member acknowledges and agrees that the Company (or its assignee) shall have the right to repurchase all or a portion of a Member's unvested Units purchased, if (and to the extent) set forth in any Profits Unit Agreement or other agreement entered into between the Company and such Member.

Section 3.02 **Capital Contributions; Capital Account.** Each of the Members shall make or has made Capital Contributions to the Company as set forth opposite such Member's name on Schedule A attached hereto, and each of the Members shall receive that number of Units as set forth opposite such Member's name on Schedule A attached hereto (as such schedule may be amended from time to time to reflect additional issuances of Units after the date hereof). No subsequent Capital Contributions shall be required from the Members. The Company will maintain a separate Capital Account for each Member in accordance with the following provisions:

(a) Each Member's Capital Account shall be increased by the amount of:

(i) such Member's Capital Contributions, including such Member's initial Capital Contribution and any additional Capital Contributions;

(ii) any Net Income or other item of income or gain allocated to such Member pursuant to Article V; and

(iii) any liabilities of the Company that are assumed by such Member or secured by any property distributed to such Member.

(b) Each Member's Capital Account shall be decreased by:

(i) the cash amount or Book Value of any property distributed to such Member pursuant to Article VI and Section 12.03(c);

(ii) the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to Article V; and

(iii) the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company.

Section 3.03 **Succession Upon Transfer.** In the event that any Units are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Units and, subject to Section 5.04, shall receive allocations and distributions pursuant to Article V, Article VI, and Article XII in respect of such Units.

Section 3.04 **Negative Capital Accounts.** In the event that any Member shall have a deficit balance in its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation of the Company, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 3.05 **No Withdrawals From Capital Accounts.** No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement. No Member shall receive any interest, salary, management, or service fees or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss, and deduction among the Members and shall have no effect on the amount of any distributions to any Members, in liquidation or otherwise.

Section 3.06 **Loans From Members.** Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in Section 3.03(a)(iii), if applicable.

Section 3.07 **Modifications.** The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Managers determine that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Managers may authorize such modifications without the consent any Member.

ARTICLE IV
MEMBERS

Section 4.01 **Admission of New Members.**

(a) New Members may be admitted from time to time (i) in connection with the issuance of Units by the Company, subject to compliance with the provisions of Section 7.05(b), or (ii) in connection with a Transfer of Units, subject to compliance with the provisions of Article IX, and in either case, following compliance with the provisions of Section 4.01(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer (including a Permitted Transfer) of Units, this Agreement shall be amended and restated to reflect the admission of such Person, who shall be a party thereto and, if such Person is an individual who has a Spouse, an executed written undertaking substantially in the form of the Spousal Consent. Upon the amendment of the Members Schedule by the Managers and the satisfaction of any other applicable conditions, including the receipt by the Company of payment for the issuance of Units, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company. The Managers shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 3.03.

Section 4.02 **No Personal Liability.** Except as otherwise provided in the Delaware Act, by Applicable Law or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

Section 4.03 **No Withdrawal.** So long as a Member continues to hold any Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Units, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in § 18-304 of the Delaware Act.

Section 4.04 **Death.** The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and Units owned by the deceased Member shall automatically be Transferred to such Member's heirs, *provided*, that within a reasonable time after such Transfer, the applicable heirs shall sign a written undertaking substantially in the form of an amended and restated version of this Agreement.

Section 4.05 **Meetings of Members.**

(a) Meetings of the Members may be called by (i) the Managers or (ii) by a Member or group of Members holding a majority of Class A Voting Units.

(b) Written notice stating the place, date and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) calendar days and not more than thirty (30) calendar days before the date of the meeting to each Member, by or at the direction of the Managers or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place as the Managers or the Member(s) calling the meeting may designate in the notice for such meeting.

(c) Any Member may participate in a meeting of the Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) On any matter that is to be voted on by Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e) The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include business to be conducted by Members; *provided*, that the appropriate Members shall have been notified of the meeting in accordance with Section 4.05(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 4.06 **Quorum.** A quorum of any meeting of the Members shall require the presence of the Members holding a majority of the outstanding Class A Voting Units. Subject to Section 4.07, no action at any meeting may be taken by the Members unless the appropriate quorum is present. Subject to Section 4.07, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of Members holding a majority of the outstanding Class A Voting Units.

Section 4.07 **Action without a Meeting.** Notwithstanding the provisions of Section 4.06, any matter that is to be voted on, consented to or approved by Members may be taken without a meeting, without prior notice and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a majority of the outstanding Class A Voting Units. A record shall be maintained by the Managers of each such action taken by written consent of a Member or Members.

Section 4.08 **Power of Members.** The Members shall have the power to exercise any and all rights or powers granted to Members pursuant to the express terms of this Agreement and the Delaware Act. Except as otherwise specifically provided by this Agreement or required by the Delaware Act, no Member, in its capacity as a Member, shall have the power to act for or on behalf of, or to bind, the Company.

Section 4.09 **No Interest in Company Property.** No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

Section 4.10 **Certification of Units.**

(a) The Managers may, but shall not be required to, issue certificates to the Members representing the Units held by such Member.

(b) If the Managers shall issue certificates representing Units in accordance with Section 4.10(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY OPERATING AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY OPERATING AGREEMENT.

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED EXCEPT PURSUANT TO (A) A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

Section 4.11 **Other Activities; Business Opportunities.** Nothing contained in this Agreement shall prevent any Member or any of its Affiliates from engaging in any other activities or businesses, regardless of whether those activities or businesses are similar to or competitive with the Business. None of the Members nor any of their Affiliates shall be obligated to account to the Company or to the other Member for any profits or income earned or derived from other such activities or businesses. None of the Members nor any of their Affiliates shall be obligated to inform the Company or the other Member of any business opportunity of any type or description.

ARTICLE V
ALLOCATIONS

Section 5.01 **Allocation of Net Income and Net Loss.** For each Fiscal Year (or portion thereof), after giving effect to the special allocations set forth in Section 5.02, Net Income and Net Loss of the Company shall be allocated among the Members pro rata in accordance with their Units.

Section 5.02 **Regulatory and Special Allocations.** Notwithstanding the provisions of Section 5.01:

(a) If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 5.02 is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Nonrecourse Debt Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 5.02(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Nonrecourse Deductions shall be allocated to the Members in accordance with their Units.

(d) In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations, or distributions as quickly as possible. This Section 5.02(d) is intended to comply with the "qualified income offset" requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(e) The allocations set forth in paragraphs (a), (b), (c), and (d) above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this Article V (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

Section 5.03 **Tax Allocations.**

(a) Subject to Section 5.03(b), Section 5.03(c), and Section 5.03(d), all income, gains, losses, and deductions of the Company shall be allocated, for federal, state, and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, and deductions pursuant to Section 5.01 and Section 5.02, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses, and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth in Section 5.01 and Section 5.02.

(b) Items of Company taxable income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method with curative allocations of Treasury Regulations Section 1.704-3(c), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c) If the Book Value of any Company asset is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of in Section 1.01, subsequent allocations of items of taxable income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d) Allocations of tax credit, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Managers taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e) Allocations pursuant to this Section 5.03 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, distributions, or other items pursuant to any provisions of this Agreement.

Section 5.04 **Allocations in Respect of Transferred Units.** In the event of a Transfer of Units during any Fiscal Year made in compliance with the provisions of Article IX, Net Income, Net Losses and other items of income, gain, loss, and deduction of the Company attributable to such Units for such Fiscal Year shall be determined using the interim closing of the books method.

ARTICLE VI
DISTRIBUTIONS

Section 6.01 **General.**

(a) Subject to Section 6.02, distributions of available cash shall be made to the Members when and in such amounts as determined by the Managers in their sole discretion. After making all distributions required for a given Fiscal Year under Section 6.02, distributions determined to be made by the Managers pursuant to this Section 6.01(a) shall be paid to the Members in the following order of priority:

(i) first, to the Members, pro rata, in proportion to their respective amounts of Unreturned Capital, until the Unreturned Capital of all Members is reduced to zero; and

(ii) thereafter, to the Members in proportion to their Units.

(b) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate § 18-607 of the Delaware Act or other Applicable Law.

Section 6.02 **Tax Advances.**

(a) Subject to any restrictions in the Company's then applicable debt-financing arrangements, and subject to the determination by the Managers to retain any other amounts necessary to satisfy the Company's obligations, at least five (5) Business Days before each date prescribed by the Code for a calendar-year corporation to pay quarterly installments of estimated tax, the Company shall use commercially reasonable efforts to distribute cash to each Member in proportion to and to the extent of such Member's Quarterly Estimated Tax Amount for the applicable calendar quarter (each such distribution, a "**Tax Advance**").

(b) If, at any time after the final Quarterly Estimated Tax Amount has been distributed pursuant to Section 6.02(a) with respect to any Fiscal Year, the aggregate Tax Advances to any Member with respect to such Fiscal Year are less than such Member's Tax Amount for such Fiscal Year (a "**Shortfall Amount**"), then the Company shall use commercially reasonable efforts to distribute cash in proportion to and to the extent of each Member's Shortfall Amount. The Company shall use commercially reasonable efforts to distribute Shortfall Amounts with respect to a Fiscal Year before the 75th calendar day of the next succeeding Fiscal Year; *provided*, that if the Company has made distributions other than pursuant to this Section 6.02, the Managers may apply such distributions to reduce any Shortfall Amount.

(c) If the aggregate Tax Advances made to any Member pursuant to Section 6.02 for any Fiscal Year exceed such Member's Tax Amount (an "**Excess Amount**"), such Excess Amount shall reduce subsequent Tax Advances that would be made to such Member pursuant to this Section 6.02, except to the extent taken into account as an advance pursuant to Section 6.02(d).

(d) Any distributions made pursuant to this Section 6.02 shall be treated for purposes of this Agreement as advances on distributions pursuant to Section 6.01 and shall reduce, dollar-for-dollar, the amount otherwise distributable to such Member pursuant to Section 6.01.

Section 6.03 **Tax Withholding; Withholding Advances.**

(a) Tax Withholding. Each Member agrees to furnish the Company with any representations and forms as shall be reasonably requested by the Managers to assist it in determining the extent of, and in fulfilling, any withholding obligations it may have.

(b) Withholding Advances. The Company is hereby authorized at all times to make payments ("**Withholding Advances**") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Tax Matters Representative based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local, or foreign taxing authority (a "**Taxing Authority**") with respect to any distribution or allocation by the Company of income or gain to such Member and to withhold the same from distributions to such Member. Any funds withheld from a distribution by reason of this Section 6.03(b) shall nonetheless be deemed distributed to the Member in question for all purposes under this Agreement. If the Company makes any Withholding Advance in respect of a Member hereunder that is not immediately withheld from actual distributions to the Member, then the

Member shall promptly reimburse the Company for the amount of such payment, plus interest at a rate equal to the prime rate published in the Wall Street Journal on the date of payment plus two percent (2.0%) per annum (the "**Company Interest Rate**"), compounded annually, on such amount from the date of such payment until such amount is repaid (or deducted from a distribution) by the Member (any such payment shall not constitute a Capital Contribution). Each Member's reimbursement obligation under this Section 6.03(b) shall continue after such Member transfers its Units.

(c) Indemnification. Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest, or penalties that may be asserted by reason of the Company's failure to deduct and withhold tax on amounts distributable or allocable to such Member. The provisions of this Section 6.03(c) and the obligations of a Member pursuant to Section 6.03(b) shall survive the termination, dissolution, liquidation, and winding up of the Company and the withdrawal of such Member from the Company or Transfer of its Units. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 6.03(c), including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

(d) Overwithholding. Neither the Company nor the Managers shall be liable for any excess taxes withheld in respect of any distribution or allocation of income or gain to a Member. In the event of an overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

Section 6.04 **Distributions in Kind.**

(a) The Managers are hereby authorized, as they may reasonably determine, to make distributions to the Members in the form of securities or other property held by the Company; *provided*, that Tax Advances shall only be made in cash. In any non-cash distribution, the securities or property so distributed will be distributed among the Members in the same proportion and priority as cash equal to the Fair Market Value of such securities or property would be distributed among the Members pursuant to Section 6.01.

(b) Any distribution of securities shall be subject to such conditions and restrictions as the Managers determine are required or advisable to ensure compliance with Applicable Law. In furtherance of the foregoing, the Managers may require that the Members execute and deliver such documents as the Managers may deem necessary or appropriate to ensure compliance with all federal and state securities laws that apply to such distribution and any further Transfer of the distributed securities, and may appropriately legend the certificates that represent such securities to reflect any restriction on Transfer with respect to such laws.

ARTICLE VII
MANAGEMENT

Section 7.01 **Management of the Company.** The business and affairs of the Company shall be managed, operated, and controlled by or under the direction of the Managers. Subject to the provisions of Section 7.05, the Managers shall have, and are hereby granted, full and complete power, authority, and discretion for, on behalf of, and in the name of the Company, to take such actions as they may deem necessary or advisable to carry out any and all of the objectives and purposes of the Company.

Section 7.02 **Number, Election, and Term of Managers.**

(a) The number of Managers shall be fixed from time to time by the affirmative vote of Members holding a majority of the outstanding Class A Voting Units. The Company shall initially have two (2) Managers, who shall be Wesley Ward Montague and Stanton Daniel Barker.

(b) Managers shall be appointed, from time-to-time by the affirmative vote of Members holding a majority of the outstanding Class A Voting Units. Each Manager, including each of the initial Managers named in this Agreement, shall serve for a term ending at the next meeting of Members called for the purpose of electing Managers, or until the Manager's earlier, death, resignation, or removal.

(c) The Managers shall maintain a schedule of all Managers with their respective mailing addresses (the "**Managers Schedule**"), and shall update the Managers Schedule upon the removal or replacement of any Manager in accordance with this Section 7.02 or Section 7.03. A copy of the Managers schedule as of the execution of this Agreement is attached hereto as Schedule B.

Section 7.03 **Removal; Resignation; Vacancies.**

(a) Members holding a majority of the Class A Voting Units may remove all or any lesser number of Managers, with or without cause.

(b) A Manager may resign at any time by delivering his written resignation to the Company. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The acceptance of a resignation by the other Managers shall not be necessary to make it effective.

(c) The resignation or removal of a Manager who is also a Member shall not constitute a withdrawal or expulsion of the Manager as a Member of the Company or otherwise affect the Manager's rights as a Member. If a Manager resigns or is removed, a meeting of Members to elect a successor must be called promptly and held as soon as reasonably possible.

Section 7.04 **Meetings and Voting by Managers.**

(a) The Managers may hold meetings, both regular and special, either within or without the State of Delaware. Any Manager may call a special meeting of the Managers by giving at least forty twenty-four (24) hours' notice of the special meeting and the time, place, and purpose for such meeting. Managers may waive the twenty-four (24) hour notice requirement by attending the meeting or by waiving the notice requirement in writing. Any Manager may participate in a regular or special meeting by, or conduct the meeting through the use of, any means of communication by which all Managers participating may simultaneously hear each other during the meeting, in which case, any required notice of the meeting may generally describe the arrangements (rather than or in addition to the place) for the holding thereof. A Manager participating in a meeting by this means is deemed to be present in person at this meeting.

(b) At all meetings of the Managers, the presence of a majority of the voting power of the Managers shall be necessary and sufficient to constitute a quorum for the transaction of business. At any meeting of the Managers at which a quorum is present, action may be taken by the affirmative vote of a majority of the Managers present at the meeting, unless otherwise specifically required by this Agreement or the Delaware Act, with each Manager entitled to one (1) vote.

(c) Any action required or permitted to be taken by the Managers at a meeting may be taken without a meeting if all of the Managers consent in writing to such action, by electronic transmission or otherwise. The action shall be evidenced by one or more written consents describing the action taken, signed by each Manager, and included in the minutes or filed with the corporate records reflecting the action taken. Any action taken hereunder shall be effective upon the receipt of the written consent of all of the Managers for approval of the action under consideration.

Section 7.05 **Actions Requiring Approval of Members.** Without the written approval of a majority of the outstanding Class A Voting Units, the Company shall not, and shall not enter into any commitment to:

(a) Amend, modify, or waive the Certificate of Formation or this Agreement; *provided* that the Managers may, without the consent of the Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Units in accordance with this Agreement;

(b) Issue additional Units or admit additional Members to the Company;

(c) Incur any indebtedness, pledge, or grant Liens on any assets or guaranty, assume, endorse, or otherwise become responsible for the obligations of any other Person in excess of $25,000 in a single transaction or series of related transactions, or in excess of $100,000 in the aggregate at any time outstanding;

(d) Make any loan, advance, or capital contribution in any Person in excess of $25,000;

(e) Appoint or remove the Company's auditors or make any changes in the accounting methods or policies of the Company (other than as required by GAAP);

(f) Enter into, amend, waive, or terminate any Related Party Agreement;

(g) Enter into or effect any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, acquisition of stock, or acquisition of assets) by the Company of any assets or equity interests of any Person, other than in the ordinary course of business consistent with past practice;

(h) Enter into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets, other than sales of inventory in the ordinary course of business consistent with past practice;

(i) Establish a Subsidiary or enter into any joint venture or similar business arrangement;

(j) Settle any lawsuit, action, dispute, or other proceeding or otherwise assume any liability or agree to the provision of any equitable relief by the Company;

(k) Initiate or consummate an initial public offering or make a public offering and sale of the Units or any other securities;

(l) Make any investments in any other Person in excess of $25,000; or

(m) Merge, consolidate, dissolve, wind-up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company.

Section 7.06 **Business Plan and Budgets.** At the election of the Members holding a majority of the Company's Class A Voting Units then outstanding, the Managers shall prepare a business plan and monthly and annual operating budgets for the Company in detail for the upcoming Fiscal Year, including capital and operating expense budgets, cash flow projections, covenant compliance calculations of all outstanding and projected indebtedness, and profit and loss projections, all itemized in reasonable detail. The Managers shall amend the business plan and budgets when material changes occur and otherwise as they determine appropriate or necessary. The Managers shall provide a copy of the business plan and budgets and each amendment thereto or modification thereof to each Member.

Section 7.07 **Officers.** The Managers may appoint individuals as officers of the Company (the "**Officers**") as they deem necessary or desirable to carry on the business of the Company and the Managers may delegate to such Officers such power and authority as the Managers deem advisable. No Officer need be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his successor is designated by the Managers or until his earlier death, resignation, or removal. Any Officer may resign at any time on written notice to the Managers. Any Officer may be removed by the Managers with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal, or otherwise, may, but need not, be filled by the Managers.

Section 7.08 **Other Activities of Managers; Business Opportunities.** Managers shall devote so much time and attention to the business of the Company as they deem appropriate in their sole discretion. Nothing contained in this Agreement shall prevent any Manager from engaging in any other activities or businesses, regardless of whether those activities or businesses are similar to or competitive with the Company. None of the Managers shall be obligated to account to the Company or to the Members for any profits or income earned or derived from other such activities or businesses. None of the Managers shall be obligated to inform the Company or the Members of any business opportunity of any type or description.

Section 7.09 **Compensation and Reimbursement of Managers; No Employment.**

(a) The Managers shall not be compensated for their services as Managers, but the Company shall reimburse the Managers for all ordinary, necessary, and direct expenses incurred by the Managers in performance of their duties as Managers. All reimbursements for expenses shall be reasonable in amount and evidenced by receipts. Nothing contained in this Section 7.09 shall be construed to preclude any Manager from serving the Company in any other capacity and receiving reasonable compensation for such services.

(b) This Agreement does not, and is not intended to, confer upon any Manager any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Manager.

Section 7.10 **No Personal Liability.** Except as otherwise provided in the Delaware Act, by Applicable Law or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

ARTICLE VIII
RESERVED

ARTICLE IX
TRANSFER

Section 9.01 **General Restrictions on Transfer of Class A Voting Units and Class B Nonvoting Units.** Except as permitted pursuant to Section 9.02, no Member shall Transfer all or any portion of any Class A Voting Units and Class B Nonvoting Units except with the prior consent of the Managers.

Section 9.02 **Class A Voting Units and Class B Nonvoting Units Permitted Transfers.** Notwithstanding the provisions of Section 9.01(a), any Member may Transfer all or any portion of its Class A Voting Units and Class B Nonvoting Units to any of the following:

(a) Any Affiliate of such Member; or

(b) With respect to any Member that is a natural Person, (i) such Member's Spouse, parent, stepparent, siblings, descendants (including adoptive relationships and stepchildren), and the Spouses of each such natural persons (collectively, "**Family Members**"); (ii) a trust under which the distribution of Units may be made only to such Member or any Family Member of such Member; (iii) a charitable remainder trust, the income from which will be paid to such Member during his life; (iv) a corporation, partnership, or limited liability company, the stockholders, partners, or members of which are only such Member or Family Members of such Member; (v) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees, or beneficiaries.

Section 9.03 **Restrictions on Transfer of Class C Nonvoting Units.** No Member shall Transfer all or any portion of any Class C Nonvoting Units during the one-year period beginning when such Units were issued unless such Class C Nonvoting Units are transferred:

(a) to the Company;

(b) to an accredited investor, as such term is defined in Rule 501 of Regulation D under the Securities Act;

(c) to a member of the family of the Member, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the Member or other similar circumstance; or

(d) as part of an offering registered with the SEC.

For purposes of this Section 9.03, the term "member of the family of the Member or the equivalent" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Section 9.03, the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse

Section 9.04 **Drag-along Rights.**

(a) Participation. Notwithstanding the provisions of this Article IX, if one or more Members (together with their respective Permitted Transferees) holding no less than 50% of the then outstanding Class A Voting Units (such Member or Members, the "**Dragging Member**"), proposes to Transfer, in one transaction or a series of related transactions, all of the Units owned by the Dragging Member (a "**Drag-along Sale**"), the Dragging Member shall have the right, after delivering the Drag-along Notice in accordance with Section 9.04(c) and subject to compliance with Section 9.04(d), to require that each other Member (each, a "**Drag-along Member**") participate in such sale in the manner set forth in Section 9.04(b). Subject to compliance with Section 9.04(d), each Drag-along Member shall sell in the Drag-along Sale all of the Units held by such Drag-along Member.

(b) Sale Notice. The Dragging Member shall exercise its rights pursuant to this Section 9.04 by delivering a written notice (the "**Drag-along Notice**") to the Company and each Drag-along Member no more than ten (10) Business Days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than twenty (20) Business Days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Members' rights and obligations hereunder and shall describe in reasonable detail:

(i) The name of the person or entity to whom such Units are proposed to be sold;

(ii) The proposed date, time, and location of the closing of the sale;

(iii) The proposed amount of consideration for the Drag-along Sale and the other material terms and conditions of the Drag-along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(iv) A copy of any form of agreement proposed to be executed in connection therewith.

(c) Conditions of Sale. The obligations of the Drag-along Members in respect of a Drag-along Sale under this Section 9.04 are subject to the satisfaction of the following conditions:

(i) The consideration to be received by each Drag-along Member shall be the same form and amount of consideration to be received by the Dragging Member per percentage interest and the terms and conditions of such sale shall, except as otherwise provided in Section 9.04(d)(iii), be the same as those upon which the Dragging Member sells its Units;

(ii) If the Dragging Member or any Drag-along Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-along Members; and

(iii) Each Drag-along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities, and agreements as the Dragging Member makes or provides in connection with the Drag-along Sale (except that in the case of representations, warranties, covenants, indemnities, and agreements pertaining specifically to the Dragging Member, the Drag-along Member shall make the comparable representations, warranties, covenants, indemnities, and agreements pertaining specifically to itself); *provided*, that all representations, warranties, covenants, and indemnities shall be made by the Dragging Member and each Drag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Member and each Drag-along Member (other than any indemnification obligation pertaining specifically to the Dragging Member or a Drag-along Member, which obligation shall be the sole obligation of such Dragging Member or Drag-along Member), in each case in an amount not to exceed the aggregate proceeds received by the Dragging Member and each such Drag-along Member in connection with the Drag-along Sale.

(d) Cooperation. Each Drag-along Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including but not limited to entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, but subject to Section 9.04(d)(iii).

(e) Expenses. The fees and expenses of the Dragging Member incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Members (it being understood that costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-along Members), to the extent not paid or reimbursed by the Company or the Independent Third Party, shall be shared by the Dragging Member and all the Drag-along Members on a pro rata basis, based on the consideration received by each such Member; provided, that no Drag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

(f) Consummation of Sale. The Dragging Member shall have sixty (60) calendar days following the date of the Drag-along Notice in which to consummate the Drag-along Sale, on the terms set forth in the Drag-along Notice (which sixty (60) calendar-day period may be extended for a reasonable time not to exceed ninety (90) calendar days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). If at the end of such period the Dragging Member has not completed the Drag-along Sale, the Dragging Member may not then exercise its rights under this Section 9.04 without again fully complying with the provisions of this Section 9.04.

Section 9.05 **General Provisions on Transfers.**

(a) Notwithstanding any other provision of this Agreement (including Sections 9.01, 9.02 and 9.03), each Member agrees that it will not Transfer all or any portion of its Unit in the Company, and the Company agrees that it shall not issue any Units:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws and then, with respect to a Transfer of Units, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii) if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulations Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3);

(iii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iv) if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v) if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vi) if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(b) Any Transfer or attempted Transfer of any Unit in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Unit for all purposes of this Agreement.

(c) For the avoidance of doubt, any Transfer of a Unit permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Unit in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Unit," unless otherwise explicitly agreed to by the parties to such Transfer.

(d) No Transfer of Units to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 4.01(b) hereof.

ARTICLE X
EXCULPATION AND INDEMNIFICATION

Section 10.01 **Exculpation of Covered Persons.**

(a) Covered Persons. As used herein, the term "**Covered Person**" shall mean (i) each Member; (ii) each officer, director, stockholder, partner, member, Affiliate, employee, agent, or representative of each Member; and (iii) each Manager, Officer, employee, agent, or representative of the Company.

(b) Standard of Care. No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage, or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in his, her, or its capacity as a Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) Good Faith Reliance. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information, opinions, reports, or statements as to the value or amount of the assets, liabilities, Net Income, or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) a Manager; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 18-406 of the Delaware Act.

Section 10.02 **Liabilities and Duties of Covered Persons.**

(a) Limitation of Liability. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) Duties. Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), such Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section 10.03 **Indemnification.**

(a) Indemnification. To the fullest extent permitted by the Delaware Act, as the same now exists or may hereafter be amended, substituted, or replaced (but, in the case of any such amendment, substitution, or replacement, only to the extent that such amendment, substitution, or replacement permits the Company to provide broader indemnification rights than the Delaware Act permitted the Company to provide prior to such amendment, substitution, or replacement), the Company shall indemnify, hold harmless, defend, pay, and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines, or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i) any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect Subsidiary of the foregoing in connection with the Business of the Company; or

(ii) such Covered Person being or acting in connection with the business of the Company as a member, stockholder, Affiliate, manager, director, officer, employee, or agent of the Company, any Member, or any of their respective Affiliates, or that such Covered Person is or was serving at the request of the Company as a member, manager, director, officer, employee, or agent of any Person including the Company;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and within the scope of such Covered Person's authority conferred on him or it by the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct, in each case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) Control of Defense. Upon a Covered Person's discovery of any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 10.03, the Covered Person shall give prompt written notice to the Company of such claim, lawsuit, or proceeding; *provided*, that the failure of the Covered Person to provide such notice shall not relieve the Company of any indemnification obligation under this Section 10.03, unless the Company shall have been materially prejudiced thereby. Subject to the approval of the disinterested Members, the Company shall be entitled to participate in or assume the defense of any such claim, lawsuit, or proceeding at its own expense. After notice from the Company to the Covered Person of its election to assume the defense of any such claim, lawsuit, or proceeding, the Company shall not be liable to the Covered Person under this Agreement or otherwise for any legal or other expenses subsequently incurred by the Covered Person in connection with investigating, preparing to defend or defending any such claim, lawsuit, or other proceeding. If the Company does not elect (or fails to elect) to assume the defense of any such claim, lawsuit, or proceeding, the Covered Person shall have the right to assume the defense of such claim, lawsuit, or proceeding as it deems appropriate, but it shall not settle any such claim, lawsuit or proceeding without the consent of the Company (which consent shall not be unreasonably withheld, conditioned, or delayed).

(c) Reimbursement. The Company shall promptly reimburse (or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 10.03; *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 10.03, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(d) Entitlement to Indemnity. The indemnification provided by this Section 10.03 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 10.03 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 10.03 and shall inure to the benefit of the executors, administrators, legatees, and distributees of such Covered Person.

(e) Insurance. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Managers may determine; *provided*, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(f) Funding of Indemnification Obligation. Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 10.03 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(g) Savings Clause. If this Section 10.03 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 10.03 to the fullest extent permitted by any applicable portion of this Section 10.03 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(h) Amendment. The provisions of this Section 10.03 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 10.03 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification, or repeal of this Section 10.03 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification, or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section 10.04 **Survival.** The provisions of this Article X shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE XI
ACCOUNTING; TAX MATTERS

Section 11.01 **Financial Statements.** The Company shall furnish to each Member the following reports:

(a) Annual Financial Statements. As soon as available, and in any event within one hundred twenty (120) calendar days after the end of each Fiscal Year, audited consolidated balance sheets of the Company as at the end of each such Fiscal Year and audited consolidated statements of income, cash flows, and Members' equity for such Fiscal Year, in each case setting forth in comparative form the figures for the previous Fiscal Year, accompanied by the certification of independent certified public accountants of recognized national standing selected by the Managers, certifying to the effect that, except as set forth therein, such financial statements have been prepared in accordance with GAAP, applied on a basis consistent with prior years, and fairly present in all material respects the financial condition of the Company as of the dates thereof and the results of their operations and changes in their cash flows and Members' equity for the periods covered thereby.

(b) Quarterly Financial Statements. As soon as available, and in any event within forty-five (45) calendar days after the end of each quarterly accounting period in each Fiscal Year (other than the last fiscal quarter of the Fiscal Year), unaudited consolidated balance sheets of the Company as at the end of each such fiscal quarter and for the current Fiscal Year to date and unaudited consolidated statements of income, cash flows, and Members' equity for such fiscal quarter and for the current Fiscal Year to date, in each case setting forth in comparative form the figures for the corresponding periods of the previous fiscal quarter, all in reasonable detail and all prepared in accordance with GAAP, consistently applied (subject to normal year-end audit adjustments and the absence of notes thereto), and certified by the principal financial or accounting officer of the Company.

(c) Monthly Financial Statements. As soon as available, and in any event within thirty (30) calendar days after the end of each monthly accounting period in each fiscal quarter (other than the last month of the fiscal quarter), unaudited consolidated balance sheets of the Company as at the end of each such monthly period and for the current Fiscal Year to date and unaudited consolidated statements of income, cash flows, and Members' equity for each such monthly period and for the current Fiscal Year to date, all in reasonable detail and all prepared in accordance with GAAP, consistently applied (subject to normal year-end audit adjustments and the absence of notes thereto).

Section 11.02 **Inspection Rights.** Upon reasonable notice from a Member, the Company shall afford such Member and its Representatives access during normal business hours to (i) the Company's properties, offices, plants, and other facilities; (ii) the corporate, financial and similar records, reports, and documents of the Company, including all books and records, minutes of proceedings, internal management documents, reports of operations, reports of adverse developments, copies of any management letters, and communications with Members or Managers, and to permit each Member and its Representatives to examine such documents and make copies thereof or extracts therefrom; and (iii) any Officers, senior employees, and accountants of the Company, and to afford each Member and its Representatives the opportunity to discuss and advise on the affairs, finances, and accounts of the Company with such Officers, senior employees, and accountants (and the Company hereby authorizes such employees and accountants to discuss with such Member and its Representatives such affairs, finances, and accounts); *provided* that (x) the requesting Member shall bear its own expenses and all reasonable expenses incurred by the Company in connection with any inspection or examination requested by such Member pursuant to this Section 11.02 and (y) if the Company provides or makes available any report or written analysis for any Member pursuant to this Section 11.02, it shall promptly provide or make available such report or analysis to or for the other Members.

Section 11.03 **Income Tax Status.** It is the intent of this Company and the Members that this Company shall be treated as a partnership for U.S., federal, state, and local income tax purposes. Neither the Company nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 11.04 **Tax Matters Representative.**

(a) Appointment; Removal. The Members hereby appoint Wesley Montague as the "partnership representative" as provided in Code Section 6223(a) (the "**Tax Matters Representative**"). The Tax Matters Representative may resign at any time. The Tax Matters Representative may be removed at any time by a vote of Members holding a majority of the Class A Voting Units. In the event of the resignation or removal of the Tax Matters Representative, Members holding a majority of the Class A Voting Units shall select a replacement Tax Matters Representative.

(b) Tax Examinations and Audits. The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Representative shall promptly notify the Members in writing of the commencement of any tax audit of the Company, upon receipt of a tax assessment and upon the receipt of a notice of final partnership adjustment, and shall keep the Members reasonably informed of the status of any tax audit and resulting administrative and judicial proceedings. Without the consent of Members holding a majority of the Class A Voting Units, the Tax Matters Representative shall not extend the statute of limitations, file a request for administrative adjustment, file suit relating to any Company tax refund or deficiency, or enter into any settlement agreement relating to items of income, gain, loss, or deduction of the Company with any Taxing Authority.

(c) US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Tax Matters Representative shall cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the BBA (the "**Revised Partnership Audit Rules**") pursuant to Code Section 6221(b). For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Tax Matters Representative shall cause the Company to elect the alternative procedure under Code Section 6226, and furnish to the Internal Revenue Service and each Member during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) Tax Returns and Tax Deficiencies. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign, or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and taxes imposed pursuant to Code Section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 6.03(b).

(e) Section 754 Election. The Tax Matters Representative will make an election under Code Section 754 if requested in writing by another Member.

(f) Indemnification. The Company shall defend, indemnify, and hold harmless the Tax Matters Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of the Tax Matters Representative's responsibilities, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 11.05 **Tax Returns.** At the expense of the Company, the Managers (or any Officer that the Managers may designate pursuant to Section 7.06) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Managers or designated Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state, and local income tax returns for such Fiscal Year.

Section 11.06 **Company Funds.** All funds of the Company shall be deposited in its name, or in such name as may be designated by the Managers, in such checking, savings, or other accounts, or held in its name in the form of such other investments as shall be designated by the Managers. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Managers may designate.

ARTICLE XII
DISSOLUTION AND LIQUIDATION

Section 12.01 **Events of Dissolution.** The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) An election to dissolve the Company made by all holders of Class A Voting Units;

(b) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(c) The entry of a decree of judicial dissolution under § 18-802 of the Delaware Act.

Section 12.02 **Effectiveness of Dissolution.** Dissolution of the Company shall be effective on the day on which the event described in Section 12.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 12.03 and the Certificate of Formation shall have been cancelled as provided in Section 12.04.

Section 12.03 **Liquidation.** If the Company is dissolved pursuant to Section 12.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a) Liquidator. Wesley Montague, or another Person selected by the Managers, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) Accounting. As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) Distribution of Proceeds. The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) *first*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) *second*, to the establishment of and additions to reserves that are determined by the Liquidator to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) *third*, to the Members in accordance with Section 6.01(a).

(d) Notwithstanding the foregoing provisions of Section 12.03(c): (A) amounts that would otherwise be distributed to any Class B Nonvoting Unit that was issued as a Profits Interest shall be reduced by an amount equal to the remaining Profits Interest Threshold Amount for such Unit and the amount by which the distribution to such Profits Interest is reduced shall instead be distributed to the holders of other Units as provided in the foregoing provisions of this Section Section 12.03(c); and (B) amounts that would otherwise be distributed to any Equity Incentive Unit shall not be so distributed unless the right of repurchase such Equity Incentive Unit has lapsed, and shall instead be retained by the Company and shall be distributed to such holder as and the extent the right to repurchase such Equity Incentive Units lapses. In the event the right to repurchase such Equity Incentive Unit is exercised, such holder shall forfeit any amounts retained by the Company pursuant to the immediately preceding sentence that are attributable to such repurchased Equity Incentive Units and such forfeited amounts shall be distributed among (i) those Units that were not issued as a Profits Interest and (ii) those Units that were issued as a Profits Interest and have no remaining Profits Interest Threshold Amount.

(e) Discretion of Liquidator. Notwithstanding the provisions of Section 12.03(c) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 12.03(c), if upon dissolution of the Company the Liquidator reasonably determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, upon unanimous consent of the holders of Class A Voting Units distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 12.03(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distribution in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such distribution, any property to be distributed will be valued at its Fair Market Value as determined by the Liquidator in good faith.

Section 12.04 **Cancellation of Certificate.** Upon completion of the distribution of the assets of the Company as provided in Section 12.03(c) hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Certificate of Formation in the State of Delaware and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Company.

Section 12.05 **Survival of Rights, Duties and Obligations.** Dissolution, liquidation, winding up, or termination of the Company for any reason shall not release any party from any Loss that at the time of such dissolution, liquidation, winding up, or termination already had accrued to any other party or thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up, or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish, or otherwise adversely affect any Member's right to indemnification pursuant to Section 10.03.

Section 12.06 **Recourse for Claims.** Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss, and other items of income, gain, loss, and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Liquidator or any other Member.

ARTICLE XIII
MISCELLANEOUS

Section 13.01 **Expenses.** Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 13.02 **Further Assurances.** In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances, and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 13.03 **Confidentiality.**

(a) Each Member acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information, and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including but not limited to information concerning business plans, financial statements, and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents that the Company treats as confidential, in any format whatsoever (including oral, written, electronic, or any other form or medium) (collectively, "**Confidential Information**"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing its investment in the Company) at any time, including but not limited to use for personal, commercial, or proprietary advantage or profit, either during its association with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

(b) Nothing contained in Section 13.03(a) shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories, or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to the other Member; (vi) to such Member's Representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 13.03 as if a Member; or (vii) to any potential Permitted Transferee in connection with a proposed Transfer of Units from such Member, as long as such Transferee agrees to be bound by the provisions of this Section 13.03 as if a Member; *provided*, that in the case of clause (i), (ii), or (iii), such Member shall notify the Company and other Member of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Member) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c) The restrictions of Section 13.03(a) shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iii) becomes available to such Member or any of its Representatives on a non-confidential basis from a source other than the Company, the other Member or any of their respective Representatives; *provided*, that such source is not known by the receiving Member to be bound by a confidentiality agreement regarding the Company.

(d) The obligations of each Member under this Section 13.03 shall survive for so long as such Member remains a Member, and for three (3) years following the earlier of (i) termination, dissolution, liquidation, and winding up of the Company, (ii) the withdrawal of such Member from the Company, and (iii) such Member's Transfer of its Units; provided that with respect to Confidential Information that constitutes a trade secret under Applicable Law, the obligations of each Member under this Section 13.03 shall survive until, if ever, such Confidential Information loses its trade secret protection other than due, directly or indirectly, to an act or omission of the Member.

Section 13.04 **Notices.** All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 13.04):

If to the Company:	1521 Estacada Way, Cordova, TN 38018
	E-mail: wmontague@shipitpro.com
	Attention: Wesley Montague, Manager
If to the Manager:	To the Manager’s respective mailing address as set forth on the Managers Schedule.
If to a Member:	To the Member’s respective mailing address as set forth on the Members Schedule.

If to a Member or Manager, to such Member's or Manager's respective mailing address as set forth on the Members Schedule or Managers Schedule, as applicable.

Section 13.05 **Headings.** The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

Section 13.06 **Severability.** If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 10.03(g), upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 13.07 **Entire Agreement.** This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 13.08 **Successors and Assigns.** Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and permitted assigns. This Agreement may not be assigned by any Member except as permitted by this Agreement and any assignment in violation of this Agreement shall be null and void.

Section 13.09 **No Third-Party Beneficiaries.** Except as provided in Article X, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors, and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 13.10 **Amendment.** No provision of this Agreement may be amended or modified except by an instrument in writing executed by the Company and the Members holding a majority of the Class A Voting Units. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule and the Managers Schedule may be made by the Managers in accordance with Section 3.01 and Section 7.03(c).

Section 13.11 **Waiver.** No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. For the avoidance of doubt, nothing contained in this Section 13.01 shall diminish any of the explicit and implicit waivers described in this Agreement, including in Section 4.05(e), Section 9.03(c)(ii), Section 9.05(f), and Section 13.14 hereof.

Section 13.12 **Governing Law.** All issues and questions concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

Section 13.13 **Submission to Jurisdiction.** The parties hereby agree that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort, or otherwise, shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the

State of Delaware (or, if such court lacks subject matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject-matter jurisdiction over such suit, action, or proceeding, and that any case of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding that is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice, or other document by registered mail to the address set forth in Section 13.04 shall be effective service of process for any suit, action, or other proceeding brought in any such court.

Section 13.14 **WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.**

Section 13.15 **Equitable Remedies.** Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 13.16 **Attorneys' Fees.** In the event that any party hereto institutes any legal suit, action, or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action, or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action, or proceeding, including reasonable attorneys' fees and expenses and court costs.

Section 13.17 **Remedies Cumulative.** The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 10.02 to the contrary.

Section 13.18 **Counterparts.** This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 13.19 **Spousal Consent.** Each Member who has a Spouse on the date of this Agreement shall cause such Member's Spouse to execute and deliver to the Company a spousal consent in the form of Exhibit A hereto (a "**Spousal Consent**"), pursuant to which the Spouse acknowledges that he or she has read and understood the Agreement and agrees to be bound by its terms and conditions. If any Member should marry or engage in a Marital Relationship following the date of this Agreement, such Member shall cause his or her Spouse to execute and deliver to the LLC a Spousal Consent within thirty (30) calendar days thereof.

[*The remainder of this page is intentionally left blank. Signature page to follow.*]

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

"COMPANY":

SHIP IT PRO LLC,
a Delaware limited liability company:

By: Wesley Montague
Name: Wesley Ward Montague
Title: Manager
Date: 11/16/2022

By: Stanton Daniel Barker
Name: Stanton Daniel Barker
Title: Manager
Date: 11/17/2022

MEMBERS:

By: Wesley Montague
Name: Wesley Ward Montague
Date: 11/16/2022

By: Stanton Daniel Barker
Name: Stanton Daniel Barker
Date: 11/17/2022

By: Chris Chiozza
Name: Chris Chiozza
Date: 11/17/2022

By: [signature]
Name: David Beck
Date: 11/16/2022

By: [signature]
Name: Christopher J. Bonanti
Date: 11/17/2022

By: Edward Casteel Milner
Name: Edward Casteel Milner
Date: 11/16/2022

By: Kenneth May
Name: Kenneth May
Date: 11/16/2022

EXHIBIT A

FORM OF SPOUSAL CONSENT

I, ______________________________ (signing spouse name), spouse of ________________________________ (member name), acknowledge that I have read the Company Agreement, dated as of _________________________, 20_____, by and among Ship It Pro LLC, a Delaware limited liability company (the "**Company**") and the members listed in the Company Agreement, to which this Consent of Spouse (this "**Consent**") is attached as Exhibit B (as the same may be amended or amended and restated from time to time, the "**Agreement**"), and that I understand the contents of the Agreement. I am aware that my spouse is a party to the Agreement and the Agreement contains provisions regarding the voting and transfer of the Units (as defined in the Agreement) of the Company which my spouse may own, including any interest I might have therein.

I hereby agree that I and any interest, including any community property interest, that I may have in any Units of the Company subject to the Agreement shall be irrevocably bound by the Agreement, including any restrictions on the transfer or other disposition of any Units, valuation methods, or agreed values for the Units or voting or other obligations as set forth in the Agreement. I hereby irrevocably appoint my spouse as my attorney-in-fact with respect to the exercise of any rights and obligations under the Agreement.

I agree that, in the event of divorce or the dissolution of my marriage to my present spouse or other legal division of property, I will transfer and sell, at the fair market value, to my spouse any and all interest I have or may acquire in the Company, and I further agree that a court may award such entire interest to my spouse as part of any such legal division of property. The foregoing agreement is not intended as a waiver of any community property or other ownership interest I may have in the Units of the Company, but only as an agreement to accept other property or assets of substantially equivalent value as part of any property settlement agreement or other legal division of property upon divorce or the dissolution of my marriage.

I agree not to bequeath my interest, if any, in the Units of the Company, by will, trust, or any other testamentary disposition to any person other than my current spouse. Further, the residuary clause in my will shall not include my interest, if any, in the Units of the Company.

I agree not to pledge or encumber any interest I may have in the Units of the Company.

This Consent shall be binding on my executors, administrators, heirs, and assigns. I agree to execute and deliver such documents as may be necessary to carry out the intent of the Agreement and this Consent.

I am aware that the legal, financial, and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right. I am under no disability or impairment that affects my decision to sign this Consent and I knowingly and voluntarily intend to be legally bound by this Consent. I am satisfied with the terms of this Consent and I understand and have received full disclosure of all the rights that I am agreeing to waive.

I hereby agree that my spouse may join in any future amendment, waiver, consent, or modification of the Agreement without any further signature, acknowledgment, agreement, or consent on my part or notice to me.

Dated to be effective on _________________________, 20______.

____
(signing spouse name)

STATE OF ________________________

COUNTY OF ___________________________

BEFORE ME, the undersigned notary, on this day personally appeared _____________________________, known to me (or proved to me on the oath of ________________ or through __________________ (description of identity card or other document)) to be the person whose name is subscribed to the foregoing instrument and acknowledged to me that he or she executed the same for the purposes and consideration therein expressed.

Given under my hand and seal of office this _____ day of ______________________, 20_____.

My term expires: __________________________

(Seal)

____
Notary Public, State of

SCHEDULE A

MEMBERS SCHEDULE

Member Name, Address, and Email	Capital Contribution($)	Class A Voting Units	Class B Nonvoting Units	Class C Nonvoting Units	Unreturned Capital ($)
Wesley Ward Montague 1521 Estacada Way, Cordova, Tennessee 38018 wmontague@shipitpro.com	$0	4,489,532	0		$0
Stanton Daniel Barker 9709 Shady Bend Cir., Lenexa, Kansas 66227 dbarker@shipitpro.com	$0	1,360,468	0		$0
Chris Chiozza 738 Brookhaven Memphis, TN 38117 cchiozza@shipitpro.com	$0	680,200			
David Beck 3146 16th Street NW, #109, Washington DC 20010 david@autondir.com	$0	0	68,023		$0
Christopher J. Bonanti 9501 Shevlin Ct., Nokesville, Virginia, 20181 cjbonanti@thebalustergroup.com	$0	0	68,023		$0

Edward Casteel Milner 4203 Beechwood Ln., Dallas, Texas 75220 casmilner@gmail.com	$0	0	68,023		$0
Kenneth May 717 South Riverside Drive unit# 1506 Memphis, TN 38013 ken@kenamay.com			68,023		$0
Total:	**$0**	**6,530,234**	**272,094**	**0**	$0

SCHEDULE B

MANAGERS SCHEDULE

Manager Name and Address
Wesley Ward Montague 1521 Estacada Way, Cordova, Tennessee 38018
Stanton Daniel Barker 9709 Shady Bend Cir., Lenexa, Kansas 66227